Jingwei International Limited
Unit 701-702, Building 14, Keji C. Rd. 2nd,
Software Park,
Nanshan District, Shenzhen, 518057, China

June 17, 2009

Mr. Stephen G. Krikorian
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Jingwei International Limited
Form 10-K For the Year Ended December 31, 2008
Forms 8-K Filed on February 6, 2009 and February 17, 2009
File No. 000-51725

Dear Mr. Krikorian:

We transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 10-K for the year ended December 31, 2008 (the “10-K”) of Jingwei International Limited, a Nevada corporation (the “Company” or “Jingwei”). The 10-K responds to the comments set forth in the Staff’s letter dated June 3, 2009 (the “Staff’s Letter”).

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows (the numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter):

Form 10-K For the Year Ended December 31, 2008

Liquidity and Capital Resources

Operating activities, page 35

1.           Your disclosure appears to be a more recitation of changes and other information evident from the financial statements.  Revise your disclosure to focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. In addition, where there has been material variability in historical cash flows, your discussion should focus on the underlying reasons for the changes, as well as on their reasonably likely impact on future cash flows. We refer you to Section IV.B of SEC Release No. 33-8350. In this regard, we note that your revenues increased by 14% at the same time your accounts receivable increased by 63%. Tell us, and disclose in future filings, the whether there were any changes in payment terms that impacted cash flows from operations.

The disclosure on page 35 of the 10-K has been expanded in accordance with the Staff’s comment.

2.           Tell us what the number of days sales outstanding in ending accounts receivable were at the end of each period presented, the reason(s) for any changes in the metric, and what consideration you have given to disclosing such information in the interest of increasing investor understanding of your operating cash flows and the related impact on your liquidity.

The disclosure on page 35 of the 10-K has been revised in accordance with the Staff’s comment.

Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 36

3.           We note your disclosure that your “principal executive officer and principal financial officer have concluded that during the period covered by this report, such disclosure controls and procedures were effective to ensure that information required to be disclosed that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.” In future filings, revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

In future filings, the Company will provide the disclosure required by Exchange Act Rule 13a-15(e).

Report of Independent Registered Public Accounting Firm, page F-1

4.           We note that your Principal Executive Offices and all of your operations are located within the PRC and that your Independent Registered Public Accounting Finn is located in Bala Cynwyd, Pennsylvania. Please explain the circumstances that led you to retain this particular audit firm and tell us whether this firm has offices in the PRC, and if not, please explain how your Independent Registered Public Accounting Firm determined that they were the principal auditor.

We chose Morison Cogen, LLP (“Morison Cogen”) as our independent registered public accounting firm mainly due to the fact that they are registered with the PCAOB , their experience with public company filings  and their ability to provide audit service in the PRC. Morison Cogen ensured that they followed the guidance provided in AU Section 311, Planning and Supervision, and AU Section 543, Part of Audit Performed by Other Independent Auditors, in making the determination that they are the principal auditors.  Morison Cogen retained an associated CPA firm, Morison Heng (“Heng”) of Hong Kong  to assist with the planning and execution of the audit, under Morison Cogen’s guidance and control.  Heng is part of the Morison International association which requires that they meet a certain level of professional qualifications and standards.  In addition, Heng is registered with the PCAOB and has also maintained its independence throughout the audit.  Morison Cogen has worked with Heng on our audit since Jingwei became a public company in 2007.

Morison Cogen’s manager in-charge of the audit is from Singapore and is bilingual in both English and Chinese; as is another Morison Cogen staff person assigned to our audit, who is from Beijing, China.  Heng uses all of Morison Cogen’s audit programs and checklists. Morison Cogen provides direct planning and supervision of all areas of the audit from planning the audit through completion of the audit.  All of Heng’s audit work papers, which are in English, are reviewed in detail by Morison Cogen.

Notes to Consolidated Financial Statements

Note 2 — Summary of Significant Accounting Policies

5.           Explain to us, and revise future filings to include a discussion of, your accounting policies with regard to research and development expenses. Include a discussion of your policies for accounting for the development of software for both internal use and for sale to customers. Refer to SPAS 68, SFAS 86 and SOP 98-1, as applicable.

We believe that SFAS 68 would not be applicable because we do not have the arrangements for funding of our research and development by others.

According to SFAS 86, we will include in future footnote disclosure that it is the Company’s policy to expense costs incurred internally in creating software as R&D until technological feasibility has been established for the product. Once technological feasibility has been established, all software production costs shall be capitalized and subsequently reported at the lower of unamortized cost or net realizable value.

According to SOP 98-1, we will include in future footnote disclosure that it is the Company’s policy to expense both internal and external costs incurred during the preliminary project stage for software developed or obtained for internal use. The Company will capitalize costs incurred during the application development stage.

Basis of presentation and consolidation, pages F-9 and F- 10

6.           Describe the contractual terms that provide you with a controlling financial interest in the VIE. In this regard, tell us how you apply the intercompany eliminations as outlined in paragraph 22 of FIN 46(R). Tell us and disclose why no income is being allocated to the minority interest. Your Footnote 1 refers to various agreements, however, your footnote disclosures do not provide the details of these agreements nor do they explain why they provide you with a controlling financial interest. Describe any restrictions that prohibit or limit the VIE from making distributions or dividend payments to you. In addition, explain why your minority interest balance did change between periods.

The disclosure on page F-9 of the 10-K has been revised in accordance with the Staff’s comment.

7.           We note your statement that as of December 31, 2008 the VIE had liabilities of $18,501,231. Please explain why, if the VIE has been consolidated, this amount significantly exceeds the total liabilities of $4,541,574 reported on the consolidated balance sheet on page F-2.

The liabilities of $18,501,231 of the VIE included liabilities of US$15.5 million owed to two wholly owned subsidiaries of Jingwei International Limited, namely, Jingwei Hengtong Technology (Shenzhen) Co. Ltd (“Jingwei Hengtong”) and Jingwei International Investment (HK) Ltd. (“Jingwei HK”.).  These balances were eliminated when the VIE was consolidated with the Company and its subsidiaries leaving only liabilities owing to external parties in the consolidated balance sheet.

Revenue Recognition

Software and system services. page F-14

8.           Your disclosures on page 13 suggest that your software and systems services sales represent multiple element software arrangements. We note from your accounting policies that your recognition of software and system revenue is subject to the criteria of SAB No. 104. Tell us what consideration you have given to whether these arrangements require the application of SOP 97-2. Further, clarify whether the maintenance services qualify as PCS as defined by SOP 97-2. Indicate how you distinguish between warranty obligations and maintenance service obligations from that of PCS. Indicate how you establish VSOE, or fair value, depending upon the guidance followed, for these services.

The paragraph on page 13 refers to annual sales revenue structure, not to separate contract value. We do not believe our arrangements are multiple element deliverables since they do not contain separate units of accounting. We base this conclusion on the fact that the elements in our arrangements do not have value to the customer on a stand alone basis, there is no objective and reliable evidence of the fair value of the undelivered service items and there is no right of return. The maintenance provision of the contract is an integral part of the contract and is not sold separately. The Company’s maintenance services do not qualify as PCS as defined by SOP 97-2.

Our maintenance portion of the arrangements is not considered as PCS since we included the service as part of the initial software contract for a one year free service. Unlike consumer software products, our software products are mostly customized for a specific application for the telecom operators in China, we don’t need to have a large after sales service team to provide after sales services. We do provide remote upgrades and enhancements as part of normal maintenance for the software delivered to the customers as part of the original contract arrangement.  Historically, cost for this type of maintenance service is insignificant as most of the services can be done remotely. So far in the Company’s history, we have experienced minimum and infrequent occurrences for this type of upgrade and enhancement services.

If our customer requests a separate maintenance service, we will then provide a maintenance contract with annual fees equivalent to 10% of the total original contract value. However, in China, most of the customers do not choose this option.

In regard to the distinction between warranty obligations and maintenance service obligations:the warranty service obligation for hardware sales is directly from the hardware suppliers with normally one year free service on parts and labor. For software that was developed by Jingwei free one year warranty service is typically included. Generally, most of our customized software can be maintained remotely. No staff is required to be on site.

9.           We note your disclosure on page 29 that you extend credit to customers ranging from four to seven months in the normal course of business. Your disclosures and the tabular presentation on pages 29 and F-13 indicate that you offer extended payment terms to your customers, including some in excess of three years. Tell us how you determine the payment terms offered to your customers and what you believe your normal and customary payment terms to be. Quantify and describe the extended payment term arrangements offered to your customers and tell us how you recognize revenue on arrangements subject to such terms. In supporting your accounting for these arrangements, refer to how you determine whether your fees are fixed and determinable and that collectability is probable. Refer to paragraphs 27 through 30 and paragraphs 112 and 113 of SOP 97-2 and to footnote 5 of SAB Topic 13(A).

The Company established credit policy for our customers and will review sales contract individually to determine the final payment terms. The Company’s management can extend payment terms to some customers who are qualified business partners when necessary, but no more than 7 months at a time. Most of our customers are top Chinese Telecom carriers: China Mobile, China Unicom, China Telecom and China Netcom. We believe that they are all credit worthy companies as they are State Owned Enterprises and Hong Kong listed public companies. Due to the financial downturn, most of our customers are facing similar business slow downs and requested extended payment terms. However, they continue to expand their 3G investment in China.  Meanwhile, we keep communicating with our customers to follow up on their financial situation and make sure they will pay us back in time.

Consumer electronic sales, page F-15

10.           We note that in 2008 you changed the terms of the service contract with your manufacturer and began recognizing revenue from consumer electronic goods on a net basis. We also note your statement on page 33 that you eliminated your low margin Consumer Electronic Sales business in the first quarter of 2008. Please clarify whether this business was actually eliminated. Describe the terms of your arrangement that were changed and why such changes were determined to impact your revenue recognition.

Revenue from consumer electronic goods was not completed eliminated.  It was considered part of the Company’s datamining services. We changed our role from principal to agent for the sale of the consumer electronic products. Please see the Company’s response to Comment 15 for further details on this change.

The Company followed Emerging Issues Task Force (“EITF”) No. 99-19, “Reporting Revenue as a Principal versus Net as an Agent”. Under the guidance of this EITF, the assessment of whether revenue should be reported gross with separate display of cost of sales to arrive at gross profit should be based on the following considerations: the Company acts as principal in the transaction, takes titles to the products and has risk and rewards of ownership (such as the risk of loss for collection, delivery or return). Based on EITF No.99-19 in 2007, the Company recognized all revenue from the sales of consumer electronic goods on a gross basis. Effective January 1, 2008, the Company changed the terms of the service contract with the manufacturer for the sales of customer electronic goods and reported revenue net as a marketing service fee instead of the gross sales. This is classified as datamining service for the year ended December 31, 2008 in Segment information in Note 9.

Subsidy income, page F-15

11.           Tell us the nature of the agreements that provide for “compensation for general expenses incurred and research and development activities.” Your disclosures suggest that these subsidies are akin to reimbursements. Indicate why you received the subsidy and explain whether you have to return the funds.

The Shenzhen government provides funds for those companies with outstanding research and development efforts. Jingwei was one of the companies that has been recognized by the Shenzhen government for this award. The funds received from the Shenzhen government are grants and do not need to be repaid.

Government subsidies that compensate the Company for general expenses incurred and research and development activities are recognized as income at the time when the approval documents are obtained from the relevant government authorities and when they are received.

Below is the list of such subsidies received in 2008:

Company	Date	Abstract	Amount(RMB)
Yulong IT	2008-1-22	Research funds for 2007 from Futian district	942,200.00
Yulong IT	2008-2-27	Research funds for 2007 from Futian district	400,000.00
Yulong IT	2008-3-7	CMMI funds from Futian Technology Bureau	500,000.00
Yulong IT	2008-6-20	Supporting funds for listing company from Futian government	2,000,000.00
Yulong IT	2008-10-14	VAT returned from tax government	1,832,618.37
Yulong IT	2008-12-30	Research funds for 2008 from Futian district	1,000,000.00
Yulong Software	2008-12-30	Research funds for 2008 from Futian district	178,200.00
Jingwei Communication	2008-12-24	Supporting funds for foreign expert from Futian government	20,000.00
Jingwei Communication	2008-12-31	Funds from Shenzhen Financial Bureau	350,000.00
		Total	7,223,018.37

Note 5 — Acquired Intangible Assets, Net, page E-2/

12.           Tell us the nature of the acquired intangible assets recorded as “additions” in both periods presented and explain the transactions which gave rise to these assets.

 “Intangible Assets” refer to something of value that cannot be physically touched, such as a brand, franchise, trademark, or patent. The Company considers its database to be intangible assets. Additions recorded in each period mean the acquisition of additional data records. We buy database records from our suppliers.

13.           Describe the specific assumptions used by management in assigning eight year useful lives of your database assets. Your response should include a discussion of your consideration of each of the factors set forth in paragraph 11 of SFAS 142 for each intangible asset.

The Company’s management determined eight-year useful lives for our database assets. There is no legal, regulatory and contractual provision that limits the useful life. The Company believes that the asset is expected to contribute directly or indirectly to the future cash flows for at least eight years, if not longer. No material modifications will be necessary in order for these assets to obtain the expected future cash flows.  The Company continues to update the database in order to keep it from becoming obsolete.

Note 16 — Long term investments. page F-26

14.           Tell us how you determined that Yulong IT is a VIE and how you concluded that you are the primary beneficiary. Also, explain why you believe the cost method of accounting is appropriate for the investment in Shanghai Jiuhong. See paragraph 17 of APB 18. Describe how you evaluate and measure impairment for this investment. Tell us how you have applied the measurement and disclosures under paragraph 10 of FAS 107.

Please refer to the Company’s response to comment 6 above for details on the determination of Yulong IT’s status as a VIE.

In regards to the cost method, the cost method of accounting was deemed appropriate for our investment in Shanghai Jiuhong since in accordance with APB 18, our investment is less than 20% of the voting stock of Shanghai Jiuhong and we do not have the ability to exercise significant influence over the operating and financial policies of Shanghai Jiuhong.

In regards to the evaluation and measurement of impairment, since the investment was acquired during the fourth quarter 2008 and there were no events from the acquisition date until the end of the year that would indicate an impairment, we did not believe it was necessary to perform additional evaluation of this investment.

In regards to the measurement and disclosure under paragraph 10 of FAS 107, since the investment was acquired during the fourth quarter of 2008, we believe that the acquisition price approximated fair value. We will modify the disclosure going forward to indicate the fair value of this investment.

Segment Information, pages F-30 and 177,31

15.           Please explain why marketing services fees and sales of consumer electronic goods are considered part of datamining services. Clarify in what period gross consumer electronic goods sales of $10,440,286 were recorded.

The Company has a database of over 300 million consumers that contains purchasing information which would allow us to target consumers for marketing promotions. We provide marketing services to our corporate customers by first identifying the target consumers that meet the product or services requirements. For example, when we were asked to market value added services for China Mobile, we must first mine the database to find the profile of the consumer that would buy the service (i.e. age, income, and historical phone usage). Once those customers are identified, we send the list of the contacts to our marketing department. The marketing department then uses either mobile interactive marketing, telemarketing, or email to market the services.  We charge a onetime fee to China Mobile for mining the data and share the revenue for the successful conversion from our marketing activities.

Likewise on the electronic sales, once we identify the target customers, in this case low end mobile phone owners, we then market to them via mobile interactive marketing to convert the consumers into buying customers. We receive a commission for the sale of each device.

$10,440,286 was recorded for gross consumer electronic goods sales for the entire year of 2007.

Forms 8-K filed on February 6 and it 2009

16.           We note that on February 6 and 17, 2009 you filed Forms 8-K to report Item 5.02 events that had occurred in December 2008. Please confirm that in the future, upon the occurrence of any one or more of the events specified in the items in Sections 1-6 and 9 of Form 8-K, you will file or furnish your report within four business days after occurrence of the event, unless otherwise specified in the Rules. See General Instruction B.1. to Form 8-K.

The Company confirms that in the future, upon the occurrence of any one or more of the events specified in the items in Sections 1-6 and 9 of Form 8-K, we will attempt to file or furnish the report within four business days after occurrence of the event, unless otherwise specified in the Rules.

*   *   *   *   *   *   *

The Company acknowledges that:

▪	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Sincerely,

/s/ Regis Kwong
Regis Kwong
Chief Executive Officer